Exhibit 99.36

ImmunoPrecise Subsidiary Joins Genmab and Merus in Expansion to new Biotech Accelerator at the Center of Europe’s Most Competitive Science Region

VICTORIA and UTRECHT, The Netherlands, Jan. 9, 2020 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSX VENTURE: IPA) (OTC QB: IPATF) a provider of best-in-class therapeutic antibody discovery capabilities for the global industry, today announced that its wholly owned subsidiary U-Protein Express BV signed a long-term lease contract for the new multi-tenant building for life sciences “Accelerator” at the Utrecht Science Park (Utrecht, The Netherlands). In addition to accommodating large biotechnology companies, the new building will offer space to companies that want to accelerate their development. The design is based on the vision of listed biotechnology companies Genmab (NASDAQ:GMAB) and Merus (NASDAQ:MRUS): Improving lives of patients by developing innovative therapies for cancer treatment, partly by entering into valuable collaborations. Accelerator endorses this ambition by creating a unique hub within the innovation ecosystem.

Accelerator offers Utrecht Science Park a welcome addition to accommodate more innovative companies in the Life Sciences sector. The building will be developed aiming for high sustainability requirements (BREEAM Excellent) and will have a prominent place at the entrance of Utrecht Science Park.

“We are happy to welcome U-Protein Express to Accelerator. Accelerator is designed to facilitate and connect Life Sciences companies, creating a tight international community within Utrecht Science Park. U-Protein Express is a great addition to the ecosystem and Accelerator will stimulate their growth ambitions,” said Chiel van Dijen, Commercial Director of Kadans Science Partner.

Dr. Martin Hessing, General Manager of U-Protein Express, stated: “We are delighted to move our continuously expanding service activities towards the new building alongside important stakeholders such as Genmab and Merus. This will enable us to keep in pace with our growing contract research business as Accelerator will give us over 3-4 times current capacity”.

“The investments we are making in our European operations are a strong reflection of ImunoPrecise’s position in the marketplace and positive outlook for the future,” said Dr. Jennifer Bath, President and CEO. “The Accelerator provides state-of-the-art facilities that enable our talented team to respond to the increasing demand for our services and innovative technologies.”

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is an international, full-service, therapeutic antibody discovery company offering species agnostic advancements such as the B cell Select™ progressive single-cell interrogation technology and the DeepDisplay™ custom, OmniAb®-based phage libraries, as well as the Abthena™ bispecific program. IPA is focused on the next generation of antibody discovery, to deliver the most therapeutically relevant antibodies, in a shorter period of time, with the highest probability of succeeding to clinical trials.

ImmunoPrecise discovery and development are conducted in Utrecht and Oss, the Netherlands (U-Protein Express and IPA Europe, respectively), and in Victoria, British Columbia (IPA Canada). The Company operates globally to offer a continuum of superior antibody services, transforming the face of therapeutic discovery, by decreasing turnaround time and risk, and promoting clinical success.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the fiscal year ended April 30, 2019 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE ImmunoPrecise Antibodies Ltd.

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CO: ImmunoPrecise Antibodies Ltd.

CNW 08:59e 09-JAN-20